Exhibit 99.1

NEWS RELEASE

Toronto, January 17, 2023

Franco-Nevada Declares Dividend Increase and Provides Details for Upcoming Release of 2022 Results

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is pleased to announce that its Board of Directors has raised its quarterly dividend and declared a quarterly dividend of US$0.34 per share payable on March 30, 2023 to shareholders of record on March 16, 2023 (the “Record Date”). The increased dividend will be effective for the full 2023 fiscal year.  This is a 6.25% increase from the previous US$0.32 per share quarterly dividend and marks the 16th consecutive annual increase for Franco-Nevada shareholders. Canadian investors in Franco-Nevada’s IPO in December 2007 are now receiving an effective 12.2% yield on their cost base. The dividend has been declared in U.S. dollars and the Canadian dollar equivalent will be determined based on the daily average rate posted by the Bank of Canada on the Record Date. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

Update on Dividend Reinvestment Plan

The Company has a Dividend Reinvestment Plan (the “DRIP”) which allows shareholders of Franco-Nevada to reinvest dividends to purchase additional common shares at the Average Market Price, as defined in the DRIP, subject to a discount from the Average Market Price in the case of treasury acquisitions. Pursuant to the terms of the DRIP, the Company has changed the discount applicable to the Average Market Price from 3% to 1%, effective from the dividend payable on March 30, 2023. The Company may, from time to time, in its discretion, further change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. Participation in the DRIP is optional. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Canadian and U.S. registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Canadian and U.S. beneficial shareholders should contact their financial intermediary to arrange enrollment. Non-Canadian and non-U.S. shareholders may potentially participate in the DRIP, subject to the satisfaction of certain conditions. Non-Canadian and non-U.S. shareholders should contact the Company to determine whether they satisfy the necessary conditions to participate in the DRIP.

This press release is not an offer to sell or a solicitation of an offer for securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Details for Upcoming Release of 2022 Results

2022 Results Release:	March 15th after market close
Conference Call and Webcast:	March 16th 10:00 am ET
Conference Call URL (This allows conference call participants to enter their name and phone number. The system will then call the participant and place them instantly into the call, fully registered):	https://app.webinar.net/zOeKNMBLXGb
Dial-in Numbers:	Toll-Free: 1-888-390-0546 International: 416-764-8688
Webcast:	www.franco-nevada.com
Replay (available until March 23rd):	Toll-Free: 1-888-390-0541 International: 416-764-8677 Pass code: 932372 #

For more information, please visit our website at www.franco-nevada.com or contact:

Sandip Rana

Chief Financial Officer

416-306-6303

info@franco-nevada.com